UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Aimmune Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00900T107

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00900T107	13G

1.	NAMES OF REPORTING PERSONS Longitude Capital Partners II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,013,134 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,013,134 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,013,134 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	All such shares are held of record by LVPII.
(2)

Based on 63,299,682 shares of Common Stock outstanding as of October 31, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed by the Issuer with the Securities and Exchange Commission on November 6, 2019.

CUSIP No. 00900T107	13G

1.	NAMES OF REPORTING PERSONS Longitude Venture Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,013,134 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,013,134 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,013,134 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	All such shares are held of record by LVPII.
(2)

Based on 63,299,682 shares of Common Stock outstanding as of October 31, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed by the Issuer with the Securities and Exchange Commission on November 6, 2019.

CUSIP No. 00900T107	13G

1.	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 16,651 (1)
	6.	SHARED VOTING POWER 6,013,134 (2)
	7.	SOLE DISPOSITIVE POWER 16,651 (1)
	8.	SHARED DISPOSITIVE POWER 6,013,134 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,029,785
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	All such shares are held of record by Ms. Bakker.
(2)	All such shares are held of record by LVPII.
(3)

Based on 63,299,682 shares of Common Stock outstanding as of October 31, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed by the Issuer with the Securities and Exchange Commission on November 6, 2019.

CUSIP No. 00900T107	13G

1.	NAMES OF REPORTING PERSONS Patrick G. Enright
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 202,144 (1)
	6.	SHARED VOTING POWER 6,013,134 (2)
	7.	SOLE DISPOSITIVE POWER 202,144 (1)
	8.	SHARED DISPOSITIVE POWER 6,013,134 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,215,278
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 39,119 shares of Common stock held directly by Mr. Enright and (ii) 163,025 shares of Common Stock subject to stock option awards that have been granted to Mr. Enright in his capacity as a director of the Issuer and that are exercisable as of or within 60 days after December 31, 2019.

(2)	All such shares are held of record by LVPII.
(3)

Based on 63,462,707 shares of Common Stock, calculated as follows: (i) 163,025 shares of Common Stock subject to stock option awards that have been granted to Mr. Enright in his capacity as a director of the Issuer and that are exercisable as of or within 60 days after December 31, 2019, plus (ii) 63,299,682 shares of Common Stock outstanding as of October 31, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed by the Issuer with the Securities and Exchange Commission on November 6, 2019.

This Amendment No. 5 to the Schedule 13G initially filed January 29, 2016 (as amended, the “Statement”) is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively the “Reporting Persons”): Longitude Venture Partners II, L.P. (“LVPII”); LVPII’s sole general partner, Longitude Capital Partners II, LLC (“LCPII”); and LCPII’s two managing members, Ms. Juliet Tammenoms Bakker and Mr. Patrick G. Enright. Only those items that are hereby reported are amended; all other items reported in the Statement initially remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 5 have the meanings ascribed to them in the Statement.

The Reporting Persons have entered into a Joint Filing Agreement, dated January 29, 2016, a copy of which has been filed as Exhibit A to the Statement, pursuant to which the Reporting Persons have agreed to file the Statement and all amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person.*

*	Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his, her or its pecuniary interest therein.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020

LONGITUDE VENTURE PARTNERS II, L.P.

By: Longitude Capital Partners II, LLC
Its: General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright

Its:	Managing Member

LONGITUDE CAPITAL PARTNERS II, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright

Its:	Managing Member

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker